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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                   SCHEDULE TO
                                  (RULE 13e-4)

                               (Amendment No. 3)


            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                   ----------

                           CARRIER ACCESS CORPORATION
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

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          OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

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                                    144460102
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

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                                 ROGER L. KOENIG
                             CHIEF EXECUTIVE OFFICER
                           CARRIER ACCESS CORPORATION
                               5395 PEARL PARKWAY
                                BOULDER, CO 80301
                                 (303) 442-5455

  (Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                   ----------

                                   COPIES TO:

                             MARK A. BERTELSEN, ESQ.
                              JOSE F. MACIAS, ESQ.
                              J. ROL WILLIAMS, ESQ.
                        WILSON SONSINI GOODRICH & ROSATI
                            PROFESSIONAL CORPORATION
                               650 PAGE MILL ROAD
                               PALO ALTO, CA 94304
                                 (650) 493-9300

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                            CALCULATION OF FILING FEE

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     TRANSACTION VALUATION*                       AMOUNT OF FILING FEE
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
               $ 4,604,542                                  $ 920.91**
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

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,781,619 shares of common stock of Carrier Access Corporation having an aggregate value of $4,604,542 as of August 15, 2001 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

**   Previously Paid


[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                    Amount Previously Paid:  $920.91
                    Form or Registration No.: Schedule TO
                    Filing party: Carrier Access Corporation
                    Date filed: August 21, 2001

[ ] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

     [ ]  third-party tender offer subject to Rule 14d-1.

     [X]  issuer tender offer subject to Rule 13e-4.

     [ ]  going-private transaction subject to Rule 13e-3.

     [ ]  amendment to Schedule 13D under Rule 13d-2.


Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]



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                             INTRODUCTORY STATEMENT



         This Amendment No. 3 amends the Tender Offer Statement on Schedule TO filed by Carrier Access Corporation (the "Company") with the Securities and Exchange Commission (the "SEC") on August 21, 2001, as amended by Amendment No. 1 to the Tender Offer Statement on Schedule TO filed with the SEC on August 30, 2001 and Amendment No. 2 to the Tender Offer Statement on Schedule TO filed with the SEC on September 12, 2001 (the "Schedule TO"), relating to an offer by the Company to exchange certain outstanding options to purchase the Company's common stock as set forth in the Schedule TO held by eligible employees of the Company for new options to purchase shares of the Company's common stock. This exchange offer will occur upon the terms and subject to the conditions described in (1) the Offer to Exchange filed as Exhibit (a)(1) to the Schedule TO, (2) the Memorandum from Roger L. Koenig filed as Exhibit (a)(2) to the Schedule TO, (3) the Election Form filed as Exhibit (a)(3) to the Schedule TO, (4) the Notice to Withdraw from the Offer filed as Exhibit (a)(4) to the Schedule TO and (5) the Form of Promise to Grant Stock Option(s) filed as Exhibit (a)(5) to the Schedule TO.



         This Amendment No. 3 amends the Schedule TO in order to report the final results of the exchange offer. A total of 188 persons elected to participate in the exchange offer. These 188 persons tendered a total of 1,246,545 options to purchase the Company's Common Stock in return for promises to grant new options on the grant date of March 20, 2002.





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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete, and correct.

                                             CARRIER ACCESS CORPORATION

                                             /s/ TIMOTHY ANDERSON
                                             -----------------------------------
                                             Timothy Anderson
                                             Chief Financial Officer



Date: September 21, 2001





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